Filed Pursuant to Rule 433
Registration Statement No. 333-124095
Dated 16th June, 2006

0.50% Principal-Protected Notes Linked to S&P 500® Index
Final Terms and Conditions – June 16, 2006
Summary Terms of Note

Security Codes	:	▪ CUSIP: 28264QCN2 ▪ ISIN: US28264QCN25

Underwriter	:	Deutsche Bank Securities Inc. (DBSI)

Issuer Ratings	:	Moody’s Aaa / S&P AA+ / Fitch AAA (see issuer info. below)

Issuance Amount	:	9,950 Notes ($9,950,000 Notional)

Denomination	:	$1,000 per Note (min. investment $1,000)

Underlying	:	The S&P 500® Index (Bloomberg code: SPX <Index>)

Initial Level	:	1250.15

Final Level	:	Official closing level of the Underlying on the Final Valuation Date

Coupon Rate	:	0.50%, payable annually

Conversion Price	:	1343.91 (which is 107.50% of the Initial Level)

Equity Exchange Rate	:	0.7441 (which is 1000 / Conversion Price)

Redemption Cash Amount	:	For each USD 1,000 investment, an amount in cash equal to:
(i) if the Final Level is less than or equal to the Conversion Price, USD 1,000, or

(ii) if the Final Level is greater than the Conversion Price: (a) the Final Level less the Conversion Price, multiplied by (b) the Equity Exchange Rate, plus (c) USD 1,000,

Tax Consequences to U.S. Holders	:	The Note should be treated as a “contingent payment debt instrument” for United States Federal income tax purposes. A U.S. holder of the Note must include into gross income annually interest at a rate equal to the issuer’s “comparable yield”, which will be provided. Also provided will be a “projected payment schedule” based on the comparable yield. At maturity of the Note, the positive difference, if any, between the U.S. holder’s adjusted tax basis and the redemption amount will be taxable as additional interest income. Any negative difference, if any, will be treated as an ordinary loss to the extent of previous interest accruals. For a more detailed description of the anticipated tax treatment of the Note, please read the Issuer’s Preliminary Pricing Supplement dated June 16, 2006. Investors are urged to consult their own tax advisors regarding tax consequences of investing in the Notes.

Business Days	:	New York (following business day convention)

Form of Note	:	The Notes will be represented by a single registered global note, deposited with the Depository Trust Company. Settles via DTC. Global Note. Book Entry.

Issuer	:	Eksportfinans ASA

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-311-4409.

Calculation Agent	:	Deutsche Bank AG, London Branch

Governing Law	:	New York
Relevant Dates

Initial Valuation Date	:	June 16, 2006

Initial Settlement Date	:	June 26, 2006

Final Valuation Date	:	June 16, 2009

Maturity / Final Settlement Date	:	June 24, 2009

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-311-4409.